

February 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:      PGIM Rock ETF Trust
       Issuer CIK:     0001992104
       Issuer File Number:   333-274664 / 811-23901
       Form Type:   8-A12B
       Filing Date:   February 28, 2025


To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of PGIM S&P 500 Max Buffer ETF – March under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications